N-SAR Item 77k

(1)
  At a meeting held on February 7, 2003, the Board of Trustees, including a majority of the disinterested Trustees, unanimously approved the dismissal of the principal accountants of the Registrant, Ernst & Young, LLP. The Audit Committee of the Board of Trustees, comprised entirely of disinterested Trustees, unanimously approved and recommended the dismissal of the accountants to the Board of Trustees.
  Ernst & Young's report on the Registrant's financial statements for each of the past 2 years has been unqualified, and did not contain any adverse opinion or a disclaimer of opinion, and was not qualified or modified as to the uncertainty, audit scope or accounting principles in any way.

  During the most recent fiscal year of the Registrant, (1) other than described in described in (iii) immediately below, there were no disagreements between the Registrant and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Ernst & Young's satisfaction, would have caused Ernst & Young to make reference to the subject matter of the disagreement in connection with its report of the Registrant's financial statements, and (ii) there were no "reportable events" (as that term is defined in Item 304(a) of Regulation S-K).

  We disagreed with Ernst & Young over whether Registrant could use income from securities lending arrangements with the Registrant's custodian and other unaffiliated brokers as an expense offset after the caption "Total Expenses" in the Statement of Operations. Ernst & Young advised Registrant that income from securities lending arrangements should be recorded as income and that it would not use issue an unqualified opinion if the Registrant reported securities lending income as an offset to Total Expenses.

  At a meeting held on February 7, 2003, Ernst & Young informed the Audit Committee of the nature of the disagreement.

  The registrant has requested Ernst & Young to furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements.

(2)

The Registrant has retained the accounting firm of PricewaterhouseCoopers LLP, as its principal accountant. In January 2003, the Registrant consulted with PricewaterhouseCoopers regarding the application of Regulation S-X and other accounting authority to certain expense offset arrangements. The subject of the consultations was as follows:
  Proposed directed brokerage, securities lending and custodial service arrangements pursuant to which the Registrant would be able to account for directed brokerage and other credits received under these proposed arrangements under the caption "Expense Offset Arrangements" in its Statement of Operations.
  PricewaterhouseCoopers orally advised that such arrangements were acceptable provided, among other things, the Registrant "grossed-up" its operating expenses in the Registrant's financial statements in accordance with Regulation S-X and other generally accepted accounting principles. Later, following consultation with Commission Staff, PricewaterhouseCoopers reaffirmed its opinion. A copy of such opinion is attached as Exhibit 77b to this Form N-SAR.
  Both the Registrant and PricewaterhouseCoopers consulted with Ernst & Young, furnishing them with an example of another registrant's financial statement that accounted for securities lending income as an offset arrangement. Ernst & Young continued to believe that Registrant could not report income from its securities lending arrangements as an offset to Total Expenses in the Statement of Operations and remain compliant with generally accepted accounting principles.
  The Registrant has shared this document with PricewaterhouseCoopers and provided them with an opportunity to review and respond to its contents.

(3)

The Registrant has provided the former accountant with a copy of this document and has requested the former accountant to provide it with a letter stating whether it disagreed with its contents.